EXHIBIT I

LIMITED POWER OF ATTORNEY

THIS LIMITED POWER OF ATTORNEY given on the 2nd day of January, 2015 by SIG China Investments Master Fund IV, LLLP (hereinafter called "the Company"), whose Registered Office is situated at 1201 N. Orange Street – Suite 715, Wilmington, DE 19801.

WHEREAS, by agreement dated January 2, 2015, by and between the Company and SIG Asia Investment, LLLP, the Company expressly authorized SIG Asia Investment, LLLP to enter into transactions in certain designated areas as defined in the Discretionary Investment Management Agreement attached hereto marked "Appendix l."

NOW THIS DEED WITNESSETH that Brian Sullivan (Treasurer of the general partner of the Company) hereby appoints on behalf of the Company the firm of SIG ASIA INVESTMENT, LLLP, which through its officers, directors and employees is hereby formally granted limited power of attorney for the purpose of entering into transactions on behalf and for the account of the Company; and to take all actions on behalf of the Company as may be necessary to consummate such transactions, including but not limited to making, negotiating; signing, endorsing, executing, acknowledging and delivering in the name of the Company all applications, contracts, agreements, notes, statements, certificates, proxies and any other instruments of whatever kind and nature as may be necessary or proper in connection with the entering into of such transactions, instructing the transfer of funds where necessary with respect to such transactions, and performing all of the services specified under the Discretionary Investment Management Agreement with respect to such transactions.

IN WITNESS WHEREOF, the Company has caused its common seal to be hereunto affixed the day and year above written.

THE COMMON SEAL OF   SIG China Investments Master Fund IV, LLLP
SIG CHINA INVESTMENTS   By: SIG China Investments GP, LLC
MASTER FUND III, LLLP   its general partner

                                             By: /s/ Brian Sullivan
                                                  Brian Sullivan, Treasurer

was hereunto affixed in the presence of: